EXHIBIT 99.31


                                    FORM 27

                            Securities Act (Ontario)

              MATERIAL CHANGE REPORT UNDER SECTION 75(2) OF THE ACT

1.   Reporting Issuer:

     Banro Corporation
     1 First Canadian Place
     Suite 7070, 100 King Street West
     Toronto, Ontario
     M5X 1E3


2.   Date of Material Change:

     March 1, 2004

3.   Publication of Material Change:

     Press release was issued on March 1, 2004 from Toronto, Ontario.

4.   Summary of Material Change:

     See item 5 below.

5.   Full Description of Material Change:

     Banro Corporation (the "Company") has engaged Kingsdale Capital Markets Inc. and Kingsdale Capital Partners Inc. (collectively, the "Agent") to act as the Company's agent to sell on a reasonable best efforts basis, by way of private placement, a minimum of 1,250,000 common shares of the Company and a maximum of 2,000,000 common shares of the Company at a price of $8.00 per share (the "Offering"). Accordingly, the Offering will result in gross proceeds to the Company of a minimum of $10,000,000 up to a maximum of $16,000,000. The Offering is expected to close on or before March 31, 2004.

     The Company has agreed to pay the Agent a fee equal to 6% of the gross proceeds of the Offering, which fee may be paid either in cash or common shares of the Company, such mode of payment to be determined at the sole discretion of the Agent. As well, the Company has agreed to issue to the Agent that number of warrants (the "Agent's Warrants") which is equal to 6% of the number of common shares of the Company sold under the Offering. Each Agent's Warrant will entitle the holder to purchase one common share of the Company at a price of $8.00 for a period of one year from the closing of the Offering.



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     The net  proceeds  of the  Offering  will be  used by the  Company  for the exploration of the Company's Twangiza-Namoya gold trend in the Democratic Republic of the Congo and for general corporate purposes. Closing of the Offering is subject to the approval of the TSX Venture Exchange.

6.   Senior Officer:

     Arnold T. Kondrat, President
     Telephone: (416) 366-2221


     I, Arnold T. Kondrat, President of the Company, certify that the foregoing accurately discloses the material change referred to herein.

     Dated at Toronto, Ontario the 11th day of March, 2004.



                                        (signed)
                                        ----------------------------------------
                                        Arnold T. Kondrat
                                        President